Mayer Brown LLP 1221 Avenue of the Americas New York, NY 10020-1001 United States of America T: +1 212 506 2500 F: +1 212 262 1910 mayerbrown.com

January 12, 2021
VIA EDGAR AND OVERNIGHT DELIVERY
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, N.E.
Washington, D.C. 20549
Attention: Ms. Tracie Mariner and Mr. Kevin Vaughn

Re:          InMode Ltd.
Form 20-F for Fiscal Year Ended December 31, 2019
Filed February 18, 2020
File No. 001-09016

Dear Ms. Mariner and Mr. Vaughn,

This letter is being furnished on behalf of InMode Ltd. (the “Company”) in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter, dated December 16, 2020 (the “Comment Letter”), with respect to the Company’s Form 20-F for its fiscal year ended December 31, 2019 as filed with the Commission on February 18, 2020.  The numbering of the paragraphs below corresponds to the numbering in the Comment Letter, the text of which we have incorporated into this response letter for convenience.

1.	Please revise your future filings to more clearly disclose the reasons for the changes in your results of operations between periods and address the following:

•	Expand your disclosure of operating results to quantify the extent to which increases in sales volumes versus prices contributed to the increases in net sales and cost of sales.

•
Expand your disclosure to quantify the impact of other factors you identified as contributing to fluctuations in the line items impacting net income. For example, you attribute the increase in research and development expense to an increase in cost of raw materials and subcontractors and an increase in spending on clinical studies without quantifying the increase of each item.

•	Refer to Item 303(a)(3)(iii) of Regulation S-K and Rule Release 33-8350 for guidance.

Liquidity and Capital Resources

Cash Flows

Net Cash Provided by Operating Activities, page 72.

The Company will include additional detail with respect to changes in its results of operations between periods and expand its disclosures to quantify the contributing factors that impact the Company’s net sales, cost of sales and net income in its Form 20-F for its fiscal year ended December 31, 2020 and its future filings with the Commission.

Mayer Brown is a global services provider comprising an association of legal practices that are separate entities including
Mayer Brown LLP (Illinois, USA), Mayer Brown International LLP (England), Mayer Brown (a Hong Kong partnership)
and Tauil & Chequer Advogados (a Brazilian partnership).

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences

2.
In future filings, please expand your disclosure of cash provided by operating activities to quantify and discuss the underlying reasons for the changes in working capital items reported in your Statements of Cash Flows. Refer to FRC Section 501.13.b and 13.b.1 for guidance.

The Company will quantify and include additional detail with respect to the contributing factors that impact the working capital items reported in the Company’s statements of cash flows in its Form 20-F for its fiscal year ended December 31, 2020 and its future filings with the Commission.

If you have any questions regarding the foregoing, feel free to contact me at (212) 506-2275 or Brian Hirshberg at (212) 506-2176.  Thank you for your assistance.

Sincerely,

Anna T. Pinedo
Mayer Brown LLP

cc:	Brian D. Hirshberg
Mayer Brown LLP

Moshe Mizrahy
Yair Malca
InMode Ltd.